

October 24, 2012

Hussein A. Enan, Chief Executive Officer
Internet Patents Corporation
10850 Gold Center Drive, Suite 250B
Rancho Cordova, CA 95670

>**Re:** **Internet Patents Corporation**
>**Preliminary Proxy Statement on Schedule 14A**
>**Filed October 9, 2012**
>**File No. 001-35359**

Dear Mr. Enan:

We have limited our review of your filing to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Stock Ownership of Certain Beneficial Owners and Management

1.   Please revise to provide a completed beneficial ownership table.

Proposal No. 3: Approval of the NOL Amendment

2.   We note your NOL Amendment proposal seeks to prohibit or limit transfers of common stock to prevent stockholders from acquiring 4.9% or more of your total common stock outstanding and existing 4.9% or more stockholders from acquiring additional shares. Please revise to provide quantitative and qualitative disclosure that clarifies the circumstances whereby the ownership change provisions of Section 382 will be implicated based upon your current ownership levels. For example, you may provide a range of shares that your existing 5% or more stockholders will need to acquire to trigger the ownership level changes. Your current disclosure does not appear to provide

investors with sufficient context for them to determine the likelihood of Section 382 will affect your net operating losses.

3.   Similarly, we note that you indicate that your board believes the amendments are "the most effective way to preserve the benefits of [your] NOLS for long-term stockholder value." It appears that the amendments will have significant anti-takeover effects. Please revise to clarify the potential anti-takeover effects of your amendments and how it may impact your investors. Given these anti-takeover effects, please revise to explain why the board believes the amendments were the most effective method to protect your net operating losses over alternative measures.

Other

4.   We note that you have not included a form of proxy card as required by Rule 14a-4 of the proxy rules. Please amend your filing to include the required form of proxy card, which should be marked "preliminary copy." Refer to Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel